UNITED STATES
                   SECURITIES AND EXCHANGE
                         COMMISSION
                   Washington, D.C. 20549
                  ------------------------

                          FORM 11-K
                   -----------------------


(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the
    Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2004

                             OR

[ ] Transition Report Pursuant to Section 15(d) of the
    Securities Exchange Act of 1934

       For the transition period from ____________ to
                      ________________

                Commission File Number 1-7159

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   THE ARUNDEL CORPORATION
               PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Florida Rock Industries, Inc.
                    155 East 21st Street
                 Jacksonville, Florida 32206

------------------------------------------------------------

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------

                                                            Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS    3-4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003
 AND FOR THE YEAR ENDED DECEMBER 31, 2004:

 Statements of Net Assets Available for Benefits              5

 Statement of Changes in Net Assets Available for Benefits    6

 Notes to Financial Statements                               7-12

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004:

 Form 5500, Schedule H, Line 4(i)-Schedule of Assets Held
for Investment Purposes                                       13

 Form 5500, Schedule H, Line 4(a)-Schedule of Delinquent
Participant Contributions                                     14

EXHIBIT 23.1 - Consent of Deloitte & Touche LLP

EXHIBIT 23.2 - Consent of KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
The Arundel Corporation Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) and Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Jacksonville, Florida
June 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Committee
The Arundel Corporation
Baltimore, Maryland

We have audited the accompanying statement of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the "Plan") as of December 31,
2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
October 18, 2004

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
____________________________________________________________

ASSETS                                 2004          2003
                                       ----          ----
 Investments at fair value:
   Mutual funds                    $ 7,402,821    7,197,834
   Common stock                        646,436      453,479
   Participant loans                   480,189      512,310
                                    ----------    ---------
     Total investments               8,529,446    8,135,623

Receivables:
   Employer contributions                2,014        6,546
   Participant contributions             8,243        1,414
   Dividends                             3,979          ---
                                     ---------    ---------
     Total receivables                  14,236        7,960

Cash                                        39           10
                                     ---------    ---------

 Net assets available for benefits $ 8,543,721    8,143,593
                                    ==========    =========

See notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2004
_____________________________________________________________


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

                                            2004        2003
                                            ----        ----
Investment income:
 Net appreciation in fair value of
   investments                           $ 750,884   1,044,301
 Dividends and interest                    210,778     153,936
                                          --------   ---------

 Total investment income                   961,662   1,198,237
                                          --------   ---------
Contributions:
   Employer                                 56,883      61,987
   Participants                            279,904     268,859
                                          --------   ---------
 Total contributions                       336,787     330,846
                                          --------   ---------
Transfers:                                      --      12,810
                                          --------   ---------
 Total additions                         1,298,449   1,541,893
                                         ---------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants             898,321     231,652
                                         ---------   ---------
  Net increase                             400,128   1,310,241

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                      8,143,593   6,833,352
                                         ---------   ---------
  End of year                          $ 8,543,721 $ 8,143,593
                                        ==========  ==========

See accompanying notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003


(1)  Description of the Plan

   The following description of The Arundel Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (a)  General

       The Plan is a defined contribution plan established by The Arundel Corporation (the Company), a wholly owned subsidiary of Florida Rock Industries, Inc., effective June 23, 1984. The Plan is not accepting
       any   new   participants  and  only  those  permanent
       nonunion   employees   of   the   Company   and   its
       subsidiaries who elected to remain in the Plan on  or
       prior   to   January  1,  1996,  will   continue   to
       participate in the Plan. The Plan is subject  to  the
       provisions   of   the   Employee  Retirement   Income
       Security Act of 1974 (ERISA).

    (b)  Plan Administration

       The Plan is administered by the Company. The Plan Trustee is Sun Trust, N.A. All administrative expenses are paid by the Trustee out of the Plan's gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

    (c)  Contributions

       Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document, as follows:

                                            Deferral
                                           Percentage
                                           ----------
       Non highly compensated employees    1% to 100%
       Highly compensated employees        1% to 15%


       The Company provides a matching contribution of 50% of the first 3% of a participant's annual pre-tax compensation. Additionally, the Company may provide an annual profit sharing contribution to the Plan in an amount determined by the Board of Directors.

       All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

    (d)  Vesting

       Participants   are  immediately   vested   in   their
       contributions plus actual earnings thereon.   Vesting
       in the Company's contributions is based on years of service as follows:

                                       Vested
           Years of Service          Percentage
           ----------------          ----------
                 1                       0%
                 2                      25%
                 3                      50%
                 4                      75%
                 5                     100%

       Additionally, a participant will become fully vested in the Company's contributions if, while employed by the Company, the participant dies, becomes disabled or reaches Early Retirement Age (defined as age 59-1/2 by the Plan document).

    (e)  Participant Accounts

       Each participant's account is credited with the participant's contributions, their portion of the Company's matching and profit sharing contributions, and investment earnings. Allocation of the Company's profit sharing contributions is based on a percentage of the participant's Included Compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    (f)  Participant Loans

       Participants may borrow funds from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan Administrator at the time of approval. Principal and interest are paid over a stipulated period of time.

    (g)  Payment of Benefit

       Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account interest, or equal installments over a specified period of years.

    (h)  Forfeitures

       The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion of the account balance is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized to reduce future employer matching contributions.

    (i)  Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate to the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in all of their accounts.

(2)  Summary of Significant Accounting Policies

    (a)  Basis of Accounting

       The financial statements of the Plan are presented on the accrual basis of accounting.

    (b)  Investment Valuation and Income Recognition

       The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. Common stock is valued based on quoted market prices at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    (c)  Benefit Payments

       Benefits are recorded when paid.

    (d)  Use of Estimates

       The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    (e)  Reclassifications

       Certain prior year amounts have been reclassified to conform to the current year's presentation.

(3)  Investments

   The Plan's investments are held in a bank-administered trust fund. All of the Plan's investments are participant directed and participants may change among the available investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made their accounts invested in the STI Classic Prime Quality Money Market Fund.

   A description of each available investment held by the Plan at December 31, 2004 is provided below.

      Chase  Growth Fund - the Fund seeks growth of  capital
      by  investing primarily in common stocks  of  domestic
      companies  with  large market capitalizations  of  $10
      billion and above.

      STI Classic Capital Appreciation Fund - the Fund seeks capital appreciation by investing primarily in U.S. common stocks and other equity securities believed to have strong business fundamentals, such as revenue growth, cash flows and earnings trends. In selecting investments for the Fund, the Adviser chooses companies that it believes have above average growth potential.

      T. Rowe Price New Horizons Fund - the Fund seeks long-term capital growth by investing primarily in common stocks of small, rapidly growing companies.

      Templeton Foreign Fund - the Fund seeks long-term capital growth. Under normal market conditions, the fund invests primarily in the equity securities of companies located outside the U.S., including emerging markets.

      Longleaf Partners Fund - the Fund seeks long-term capital growth. Under normal circumstances, the fund invests in the equity securities of a limited number of mid- and large-capitalization companies.

      T. Rowe Price Equity Income Fund - the Fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies. The Fund normally invests primarily in the common stocks of well-established companies paying above-average dividends.

      Vanguard 500 Index Fund - the Fund seeks to match the performance of the S&P 500 Index, which is dominated by the stocks of large U.S. companies. The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that make up the Index.

      T. Rowe Price Capital Appreciation Fund - the Fund seeks maximum long-term capital appreciation by investing primarily in common stocks, but may also hold fixed income and other securities to help preserve principal value in uncertain or declining markets.

      Aggressive Lifestyle Fund - Arundel - the Fund is designed to achieve long-term capital appreciation with current income as a secondary goal. Over the long-term, this Fund should experience higher rates of return along with increased volatility.

      Moderate Lifestyle Fund - Arundel - the Fund is designed to achieve reasonable, but relatively stable investment growth. Over the long-term, this Fund should experience moderate rates of return along with average volatility.

      Conservative Lifestyle Fund - Arundel - the Fund is designed to preserve principal while seeking current income. Over the long-term, the fund should experience modest rates of return with reduced volatility.

      Fidelity Advisor Inflation Protected Bond Fund - the Fund seeks a total return that exceeds the rate of inflation over the long term. Normally, the Fund invests at least 80% of assets in inflation-protected debt securities of all types.

      T. Rowe Price U.S. Treasury Intermediate Fund - the Fund seeks a high level of income consistent with maximum credit protection and moderate fluctuation in principal. The Fund invests primarily in U.S.
      Treasury securities, which are backed by the full faith and credit of the federal government.

      STI Classic Prime Quality Money Market Fund - the Fund seeks to provide as high a level of current income as is consistent with preservation of capital and liquidity by investing exclusively in high quality money market instruments

      Florida  Rock  Industries,  Inc.  Common  Stock  -   A
      portfolio of Florida Rock Industries, Inc. common stock.

   Underlying investments that represent 5% or more of the Plan's net assets consisted of the following at December
   31:


                                                       2004         2003
                                                       ----         ----

   Investments at fair value as determined by quoted
    market price:
    Mutual funds:
     Chase Growth Fund, 75,744 and 78,078 shares,     $ 1,319,455   1,163,364
      respectively
     T. Rowe Price New Horizon, 26,904 and 27,376
      shares, respectively                                786,679     678,916
     Longleaf Partners Fund, 19,827 and 21,014 shares,
      respectively                                        620,996     629,996
     T. Rowe Price Equity Income Fund, 66,571 and
      71,130 shares respectively                        1,770,125   1,718,507
     T. Rowe Price U.S. Treasury Intermediate,
      235,433 and 269,442 shares, respectively          1,283,108   1,508,878
     STI Classic Prime Quality Money Market,
      1,143,590 and 1,102,472 shares, respectively      1,143,590   1,102,472
   Common stock:
     Florida Rock Industries, Inc. Common stock,
      10,859 and 11,658 shares, (after giving effect
      to the 3-for-2 stock split to shareholders of
      record as of January 2, 2004), respectively         646,436     426,320


   The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003 as follows:


                              2004           2003
                              ----           -----
     Mutual funds          $ 500,281      $ 901,450
     Common stock            250,603        142,581
                           ---------       --------
                           $ 750,884     $1,044,031
                            ========      =========
(4)  Forfeitures

   There were no forfeitures during 2004 and 2003 and no unallocated forfeiture amount at December 31, 2004 and 2003.

(5)  Parties-in-Interest

   Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of Florida Rock Industries, Inc., the Company's parent, or participant loans and are therefore considered to be transactions with parties-in-interest. During 2004 and 2003, all administrative expenses of the Plan were paid by the Company. Dividends on Florida Rock Industries, Inc. common stock totaled $19,117 and $0 during 2004 and 2003, respectively.

(6)  Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated May 27, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. As the Plan has not been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  Risks and Uncertainties

   The Plan invests in various securities including mutual funds, U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(8)  Reconciliation to Form 5500

   The   following  is  a  reconciliation  of   net   assets
   available for benefits per the financial statements to the Form 5500 at December 31, 2004:

   Net assets available for benefits per the
     financial statements                         $  8,543,721
   Contributions receivable at December 31, 2004       (10,257)
   Dividends receivable at December 31, 2004            (3,979)
                                                   ------------
   Net assets available for benefits per the
     Form  5500                                   $  8,529,485
                                                   ============

   The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2004:

    Total investment income per the financial
     statements                                   $    961,662
    Dividends receivable at December 31, 2004           (3,979)
                                                   ------------
    Total investment income per Form 5500         $    957,683
                                                   ============

   The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

   Total contributions per the financial
    statements                                    $    336,787
   Contributions receivable at December 31, 2003         7,960
   Contributions receivable at December 31, 2004       (10,257)
                                                   ------------
   Total contributions per Form 5500              $    334,490
                                                   ============

   The   following  is  a  reconciliation  of   net   assets
   available for benefits per the financial statements to the Form 5500 at December 31, 2003:

   Net assets available for benefits per the
    financial statements                          $  8,143,593
   Contributions receivable at December 31, 2003        (7,960)
                                                   ------------

   Net assets available for benefits per the
    Form  5500                                    $  8,135,633
                                                   ===========

   The   following  is  a  reconciliation  of contributions
   per the financial statements to the Form 5500 for the year ended December 31, 2003:

   Total contributions per the financial
    statements                                    $     330,846
   Contributions receivable at December
    31,  2003                                            (7,960)
                                                    ------------
   Total contributions per Form 5500              $     322,886
                                                    ============

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4(i) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004
____________________________________________________________

                                     Number of     Current
                                      Shares        Value
                                      ------        -----
Mutual funds:
 Chase Growth Fund                    75,744    $  1,319,455
 STI Classic Capital Appreciation
   Fund*                               1,188          15,158
 T. Rowe Price New Horizon            26,904         786,679
 Templeton Foreign Fund                2,035          25,035
 Longleaf Partners Fund               19,827         620,996
 T. Rowe Price Equity Income Fund     66,571       1,770,125
 Vanguard 500 Index Fund                 170          19,024
 T. Rowe Price Capital Appreciation   13,569         264,459
 Aggressive Lifestyle Fund -Arundel    2,209          32,413
 Moderate Lifestyle Fund - Arundel     2,238          30,286
 Conservative Lifestyle Fund - Arundel 1,483          17,125
 Fidelity Advisor Inflation Protected
   Bond                                6,617          75,368
 T. Rowe Price U.S. Treasury
   Intermediate                      235,432       1,283,108
 STI Classic Prime Quality Money
   Market*                         1,143,590       1,143,590
                                   ---------       ---------
                                                   7,402,821
                                                   ---------
Common stock:
 Florida Rock Industries, Inc.
    Common Stock*                     10,859         646,436
                                                   ---------
Participant loans (61 loans outstanding
 Payable through May 2018 bearing interest
 At rates between 5% and 10.5%)*                     480,189
                                                   ---------

      Total investments                           $8,529,446
                                                   =========

* Parties in interest

See accompanying report of independent registered public accounting firm.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2004
_____________________________________________________________


                 (b)                          (d)
   (a)     Relationship to       (c)         Amount    (e)
Indentity       plan,       Description of  On line   Lost
    of       Employer or     transaction,     4(a)   Interest
  Party         other       including rate
 involved     party-in-      of interest
              interest
----------   -------------  --------------  --------  ------
The Arundel   Plan sponsor  2004 employee   $21,828    $3
Corporation                 deferrals not
                            deposited to
                            Plan in a
                            timely manner.
                            Interest rate
                            of 5%

It was noted that there were unintentional delays by the Employer in submitting employee deferrals in the amount of $21,828, to the trustee. In July 2005, the Company will reimburse the Plan for lost interest in the amount of $3.

See accompanying report of registered independent public accounting firm.

                          SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                         THE ARUNDEL CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                              /s/ John D. Milton, Jr.
                         By:_________________________________
                              John D. Milton, Jr.
                              Executive  Vice President  and
                              Chief    Financial    Officer,
                              Treasurer   of  Florida   Rock
                              Industries, Inc.
                              (Principal  Financial Officer)

Date: June 29, 2005

                        Exhibit 23.1
  Consent of Independent Registered Public Accounting Firm


The Board of Directors
of Florida Rock Industries, Inc.:

We  consent to the incorporation by reference in  this
Registration   Statement  on  Form  S-8  of   Florida   Rock
Industries,  Inc.  (filed  under  Securities  and   Exchange
Commission File No. 333-121007) of our report relating to the financial statements of The Arundel Corporation Profit Sharing and Savings Plan dated October 18, 2004 appearing in the Annual Report on Form 11-K of The Arundel Corporation Profit Sharing and Savings Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP
Jacksonville, Florida
June 29, 2005

                        Exhibit 23.2
  Consent of Independent Registered Public Accounting Firm


The Board of Directors
of Florida Rock Industries, Inc.:

We   consent  to  the  incorporation  by  reference  in  the
registration statement (No. 333-121007) on Form S-8 of Florida Rock Industries, Inc. of our report dated June 28, 2005, with respect to the statement of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, and all related financial statement schedules, which appear in this Form 11K of The Arundel Corporation Profit Sharing and Savings Plan.

/s/ KPMG LLP
Jacksonville, Florida
June 28, 2005